PARKS! AMERICA, INC.

1300 Oak Grove Road

Pine Mountain, GA 31822

Via EDGAR and Fax

Mr. David R. Humphrey

Ms. Amy Geddes

Securities and Exchange Commission

100 F. Street N.E.

Washington, D.C. 20549

October 12, 2009

Re:

Parks! America, Inc.

Form 10-K for the year ended December 31, 2008

Form 10-Q for the quarterly period ended June 28, 2009

File No. 000-51254

Dear Ms. Geddes and Mr. Humphrey:

We are responding to the letter of Mr. David R. Humphrey, Branch Chief dated September 28, 2009 concerning the annual report on Form 10-K for the fiscal year ended December 31, 2007 filed by Parks! America, Inc. (“Parks” or the “Company”) and the Company’s quarterly report on Form 10-Q for the quarter ended June 28, 2009. For ease of your review, we have included a reference to your original comments and restated your comment before our response.

Form 10-Q for the Quarterly Period Ended June 28, 2009

Financial Statements

Consolidated Statements of Cash Flows, Page 7

Comment #1:

Please tell us how you determined that the presentation of ($194,366), ($7,495), and $131,866 in your statement of cash flows is correct. Specifically, it appears from your response to our previous comment 15 that the $131,866 incorporates the ($194,366) as well as $62,500 of additional LEA – related items that had right of offset. Further, it is unclear how you determined the treatment of the $7,495 given the presentation in your previous comment 15. Please clarify and provide us with a revised draft statement of cash flow, as appropriate.

Response #1

The original balance of amounts owed to LEA at 12/31/08 was $201,861 for expenses paid by LEA Management and submitted to the Company for reimbursement. This payable to LEA was reduced by $7,495 for personal charges made by Larry Eastland on the Company credit card which were paid by the Company and then debited against Larry Eastland’s payable account as a partial repayment of amounts owed to him.

As part of the settlement and separation agreement between the Company and Larry Eastland, the amount owed by LEA ($62,500) was netted against the remaining balance owed to Larry Eastland by the Company of $194,366 ($201,861 less credit card personal charge payment of $7,495) and reported as Additional Paid In Capital ($194,366 less $62,500 = $131,866).

Mr. David R. Humphrey

Ms. Amy Geddes

Securities and Exchange Commission

October 12, 2009

Therefore the cash flow statement reported the following transactions in the “Adjustments to Reconcile Net Loss to Net Cash Used in Operating Activities.”

Forgiven indebtedness note payable – related party	$194,366 (to reflect the remaining balance being removed from the Company’s books)
Adjustment to note payable- related party	$ 7,495 (to reflect reduction in amount owed to LEA)

Increase contributed capital – shareholder debt forgiveness	$131,866 (to reflect the Larry Eastland forgiveness as Additional Paid in Capital)

The Company confirms its understanding that:

(i)

the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

(ii)

staff comments or Company changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

(iii)

the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities of the United States.

We are happy to answer any additional questions or respond to further comments.

Very truly yours,

/s/ Jon Laria

Jon Laria

Chief Financial Officer

cc:

Tristan R. Pico

Dale Van Voorhis

Jon Gardner